UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D/A

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                  Brooks Fiber Properties, Inc.
                         (Name of Issuer)

          Voting Common Stock, $.01 par value per share
                  (Title of Class of Securities)

                           114399 10 8
                          (CUSIP Number)

                         Harvey P. Perry
      Senior Vice President, General Counsel, and Secretary
               Century Telephone Enterprises, Inc.
                      100 Century Park Drive
                     Monroe, Louisiana 71203
(Name,  Address  and  Telephone  Number of Person Authorized to
Receive Notices and Communications)

                         November 7, 1997
     (Date of Event which Requires Filing of this Statement)

If  the  filing  person has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box ____.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                              Page 2 of 6 Pages

CUSIP No. 114399 10 8
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     1)   Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person Century Telephone Enterprises, Inc. 72-0651161
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     2)   Check the Appropriate Box if a Member of a Group*
          (a)............................................. _____
          (b)............................................. _____
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     3)   SEC Use Only

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     4)   Source of Funds*
          OO
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     5)   Check  Box  if  Disclosure  of  Legal Proceedings  is
          Required Pursuant to Items 2(d) or 2(e)          _____
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     6)   Citizenship or Place of Organization
          Louisiana
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 Number of     7)  Sole Voting Power..................... 551,776
  Shares       ---------------------------------------------------
   Bene-
 ficially
 Owned by      8)  Shared Voting Power...................       0
   Each        ---------------------------------------------------
Reporting
  Person
   With        9)  Sole Dispositive Power................ 551,776
               ---------------------------------------------------

               10)  Shared Dispositive Power.............       0
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     11)  Aggregate Amount Beneficially Owned by Each
          Reporting Person............................... 551,776
------------------------------------------------------------------

     12)  Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares*.......................    X
------------------------------------------------------------------

     13)  Percent of Class Represented by Amount
          in Row (11)....................................... 1.5%
------------------------------------------------------------------

     14)  Type of Reporting Person*.........................  CO


*SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF
THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
THE SCHEDULE, AND THE SIGNATURE ATTESTATION.




                                                Page 3 of 6 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

     In consideration for rendering services as a director of the Issuer, Glen F. Post, III and W. Bruce Hanks, each of whom are executive officers of the Reporting Person, were each granted options to purchase 10,000 shares of Common Stock at an exercise price of $25.00 for each share. One-half the number of shares of Common Stock covered by each such grant became exercisable on August 5, 1997. As directors of the Issuer, Messrs. Post and Hanks have elected to receive payment of their 1997 board retainer and board and committee attendance fees in the form of options on Common Stock of the Issuer at an exercise price of $21.75 for each share. Pursuant to such elections, Mr. Post has received options on a total of 1,656 shares of Common Stock in lieu of a total of $9,000 in director compensation and Mr. Hanks has received options on a total of 1,840 shares of Common Stock in lieu of a total of $10,000 in director compensation. None of the options granted in lieu of director compensation are presently exercisable. The Reporting Person disclaims beneficial ownership of all such options and the shares of Common Stock that may be purchased thereunder.

Item 4.   Purpose of Transaction.

     The answer to Item 3 of this Schedule 13D is incorporated herein by reference in partial response to this Item 4.

     In accordance with the terms and conditions of the Stock Purchase Agreement dated as of June 11, 1997, among the Reporting Person, Century Cellunet, Inc., PacifiCorp Holdings, Inc., and Pacific Telecom, Inc. ("PTI"), the Reporting Person has agreed to purchase from PacifiCorp Holdings, Inc. all the stock of PTI, a provider of local exchange telephone service in 12 states and the holder of cellular ownership interests in six states, in exchange for $1.523 billion cash. It is anticipated that this acquisition will be consummated during the fourth quarter of 1997. The Reporting Person intends to initially fund the purchase price for this acquisition by means of five-year senior unsecured floating-rate bank loans under a $1.6 billion committed credit facility with NationsBank of Texas, N.A. and a syndicate of other lenders.

     In view of the Reporting Person's impending acquisition of PTI and the related increase of its indebtedness, the Reporting Person has determined that, for various financial and other reasons, it would be prudent and in the best interests of the Reporting Person to liquidate a substantial portion of its holdings of the Common Stock of the Issuer. On November 7, 1997, the Reporting Person sold 3,784,450 shares of Common Stock held by it in exchange for aggregate net sales proceeds of approximately $202.7 million cash. Such sales were made in conformity with the provisions of the Affiliate Agreement.

     Brooks has asked Glen F. Post, III and W. Bruce Hanks, who have served since May 1997 on the Issuer's Board of Directors as the Reporting Person's designees under the Stockholder Agreement, to continue to serve in such capacity until the earlier of the consummation of the business combination of Brooks and WorldCom, Inc. or the next annual meeting of Brooks' stockholders, notwithstanding provisions of the Stockholder Agreement that obligate the Reporting Person to cause its designees to resign from the Issuer's Board at such time as the Reporting Person and its affiliates control less than 5% of Brooks' outstanding voting power. The Reporting Person has been advised that Messrs. Post and Hanks are willing to continue to serve on this basis. The Reporting Person and the Issuer have agreed that the Stockholder Agreement will terminate at such time as a nominee of the Reporting Person is no longer a director of the Issuer.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Reporting Person beneficially owned 551,776 shares of Common Stock, which constitutes 1.5% of the outstanding shares of Common Stock. To the best of the Reporting Person's knowledge, as of the date hereof no director or executive officer of the Reporting Person beneficially owned any Common Stock, except (i) Glen F. Post, III, who beneficially owned indirectly through presently exercisable stock options 5,000 shares of Common Stock, (ii) W. Bruce Hanks, who beneficially owned indirectly through presently exercisable stock options 5,000 shares of Common Stock, and (iii) Harvey P. Perry, who beneficially owned 1,450 shares of Common Stock, all of which, individually and collectively, constitute substantially less than 1% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by Messrs. Post, Hanks and Perry.

     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all 551,776 shares of Common Stock referred to in Item 5(a) as beneficially owned by it, subject to its obligations under the Stockholder Agreement with respect to voting shares of Common Stock, which are summarized in Item 4 of this Schedule 13D, as amended. To the best of the Reporting Person's knowledge, Messrs. Post, Hanks and Perry each has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock referred to in Item 5(a) as being beneficially owned by him, respectively.

     (c) The Reporting Person has not engaged in any transactions involving Common Stock during the past 60 days other than the disposition by the Reporting Person of 3,784,450 shares of Common Stock on November 7, 1997, in exchange for aggregate net sales proceeds of approximately $202.7 million cash, or approximately $53.56 per share. Such sales were effected pursuant to Rule 145 promulgated under the Securities Act of 1933 by Furman Selz LLC, which acted as a "market maker" within the meaning of paragraph (f) of Rule 144. To the best of the Reporting Person's knowledge, no director or executive officer of the Reporting Person has engaged in any transactions in Common Stock during the past 60 days, except for Harvey P. Perry, who purchased 200 shares of Common Stock in late October 1997.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 551,776 shares of Common Stock referred to in Item 5(a) as being beneficially owned by the Reporting Person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in Item 5(a) as being beneficially owned by Messrs. Post, Hanks and Perry.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock on November
7, 1997.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

     The answers to Items 3 and 4 of this Schedule 13D are incorporated by reference in response to this Item 6.




                                                Page 4 of 6 Pages

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              CENTURY TELEPHONE ENTERPRISES, INC.


  November 10, 1997           By:    /s/ Glen F. Post, III
-------------------------        -----------------------------------
         Date                            Glen F. Post, III
                                    Vice Chairman of the Board,
                                        President, and Chief
                                         Executive Officer